CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2017

Computation of Net Capital

Total member's equity from statement of financial condition	$	93,495,826
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		93,495,826
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		93,495,826
Deductions and/or charges:		
Total nonallowable assets		(70,928,674)
Capital charges for spot and commodity futures		—
Other deductions and/or charges		(21,614,748)
		(92,543,422)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		952,404
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		—
Other securities		—
Other		—
		—
Net capital	$	952,404

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	1,355,423
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of two amounts above)		1,355,423
Excess (deficiency) net capital		(403,019)
Excess (deficient) net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	(1,080,730)

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2017, Form X-17A-5, Part II-A amended filing, filed on March 8, 2018.

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2017

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	20,331,344
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	20,331,344
Ratio – aggregate indebtedness to net capital		2134.74%

Schedule of Nonallowable Assets

Deposits at interest	$	62,600,000
Receivables from broker-dealers		1,092,900
Other accounts receivables		6,618,000
Other assets		174,807
Deposits with clearing broker - restricted		250,000
Property and equipment		192,967
Total nonallowable assets	$	70,928,674

See accompanying report of independent registered public accounting firm.